SECU  IISSION

09058252

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 67298

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____1/1/2008_____ AND ENDING _____12/31/2008_____

  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Momentum Trading Partners, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

17 State Street, 11th Floor

(No. and Street)

New York   NY   10004

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Vincent Landano   646-826-3200

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Miceli & Koenig, CPA's P.C.

(Name – if individual, state last, first, middle name)

485 Underhill Blvd, Suite 100   Syosset   NY   11791

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

  ☒ Certified Public Accountant

  ☐ Public Accountant

  ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement off acts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, _____ Vincent Landano _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Momentum Trading Partners, LLC _____ , as of ___ December 31 _____ ~20⁰⁸ _____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

President
_____
Title

_____
Notary Public

NO.01ST6075960
Commission Exp 6/17/2018

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

"For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

MOMENTUM TRADING PARTNERS, LLC
FORMERLY RICHMOND SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)

CONTENTS

MICELI & KOENIG CPAS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

TEL: (516) 921-6480
FAX: (516) 921-6482
EMAIL: MKCPAS@AOL.COM

INDEPENDENT AUDITOR'S REPORT

To the Member and Board of Directors of
Momentum Trading Partners, LLC
Formerly Richmond Securities, LLC
(A Limited Liability Company)
New York, New York

We have audited the accompanying statement of financial condition of Momentum Trading, Partners, LLC, at December 31, 2008, and the related statements of income, changes in member's equity, and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Momentum Trading Partners, LLC, at December 31, 2008, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statement taken as a whole. The information contained in the supplemental schedule listed in the accompanying index is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statement taken as a whole.

MICELI & KOENIG, CPAs, P.C.

Syosset, New York
February 23, 2009

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MOMENTUM TRADING PARTNERS, LLC
FORMERLY RICHMOND SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

ASSETS:

Cash	$579,542
Commissions receivable	670,861
Property and equipment, net	403,794
Other assets	297,477
Total Assets	**$1,951,674**

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Accounts payable, accrued expenses and other liabilities	310,823

MEMBER'S EQUITY

Member's Equity	1,640,851
Total Liabilities and Member's Equity	**$1,951,674**

The accompanying notes are an integral part of these financial statements.

MOMENTUM TRADING PARTNERS, LLC
FORMERLY RICHMOND SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2008

REVENUES:	
Commissions	8,409,385
Interest income	10,321
	8,419,706
OPERATING EXPENSES:	
Salaries, commissions and related expenses	2,564,130
Regulatory fees	59,279
Communications and data processing	546,771
Other operating expenses	3,425,156
Occupancy	225,290
	6,820,626
NET INCOME	**$1,599,080**

The accompanying notes are an integral part of these financial statements.

MOMENTUM TRADING PARTNERS, LLC
(A LIMITED LIABILITY COMPANY)
FORMERLY RICHMOND SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2008

	Member's Equity
Balance January 1, 2008	114,771
Capital contributions	-0-
Capital distributions	(73,000)
Net Income	1,599,080
Balance December 31, 2008	**1,640,851**

The accompanying notes are an integral part of these financial statements.

MOMENTUM TRADING PARTNERS, LLC
FORMERLY RICHMOND SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$1,599,080
Adjustments to reconcile net income to net cash provided	
by operating activities:	
Depreciation and amortization	30,596
Increase in commissions receivable	(666,320)
Increase in other assets	(296,954)
Increase in accounts payable, accrued expenses and other liabilities	305,803
NET CASH FLOWS PROVIDED BY OPERATING ACTIVITIES	972,205
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of property, equipment and software	(434,390)
NET CASH PROVIDED BY INVESTING ACTIVITIES	(434,390)
CASH FLOWS USED IN FINANCING ACTIVITIES:	
Capital distributions paid to members	(73,000)
NET CASH USED IN FINANCING ACTIVITIES	(73,000)
NET INCREASE IN CASH	464,815
CASH, BEGINNING OF YEAR	114,727
CASH, END OF YEAR	**$579,542**

The accompanying notes are an integral part of these financial statements.

MOMENTUM TRADING PARTNERS, LLC
FORMERLY RICHMOND SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)
NOTES TO FINANCIAL STATEMENTS

1 - ORGANIZATION

Momentum Trading Partners, LLC ("The Company") was organized in New York on January 5, 2006. The Company is registered as a broker-dealer with the Securities and Exchange Commission of the Financial Industry Regulatory Authority (The "FINRA") and the Securities Investor Protection Corporation (The "SIPC"). The Company is owned by AGIS Holding, LLC and is scheduled to dissolve on December 31, 2046.

On January 28, 2008, the Company's name was changed to Momentum Trading Partners, LLC from Richmond Securities, LLC. The Company's business for the year has been limited to receiving a fee for referring accounts to other broker/dealers. The Company does not have any customer accounts.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company usually operates primarily as an introducing broker and engages in the business of providing brokerage services for customers. As a matter of normal business practice, the Company does not assume positions in securities. For the year, the Company did not use or have any agreement to use a clearing broker.

Use of Estimates

In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates are used when accounting for amortization, depreciation and contingencies.

Cash and Cash Equivalents

Cash and cash equivalents consist of highly liquid debt investments with maturity of three months or less when purchased.

The Company maintains cash and cash equivalent balances at several financial institutions which are insured by the Federal Deposit Insurance Corporation up to $250,000. At December 31, 2008, the Company had cash or cash equivalent balances of $79,542 in excess of FDIC insurance limits.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D).

Research and Development and Computer Software

Research and development costs, which relate primarily to the development, design and testing of computer software, are expensed as incurred. The software could potentially enhance and improve the program's capabilities and may be used by the Company and its current and future customers. The cost of software used in operations under the terms of a licensing agreement, except for software used in research and development activities, are capitalized and amortized over their estimated useful lives in accordance with SFAS No. 86.

Property and Equipment

Property and equipment is stated at cost. The costs of additions and betterments are capitalized and expenditures for repairs and maintenance are expensed in the period incurred. When items of property and equipment are sold or retired, the related costs and accumulated depreciation are removed from the accounts and any gain or loss is included in income.

Depreciation and amortization of property and equipment is provided utilizing both the straight-line and accelerated methods over the estimated useful lives of the respective assets as follows:

Computer and office equipment	5 years
Furniture and fixtures	7 years
Computer software	5 years

Income Taxes

Federal and state income taxes have not been provided for because a Limited Liability Company (an LLC) is classified as a partnership for income tax purposes and will not be subject to income tax. As such the LLC's income or loss and credits are passed through to the member and are reported on the member's income tax return.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

3 - PROPERTY AND EQUIPMENT

Computer and office equipment	$ 265,070
Furniture and fixtures	50,320
Computer software	119,000
	434,390
Less: Accumulated depreciation and amortization	(30,596)
	$ 403,794

Depreciation and amortization expense related to property and equipment amounted to $30,596 for the year ended December 31, 2008.

4 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company has net capital of $939,580 which was $918,858 in excess of its minimum required net capital of $20,722. The Company's net capital ratio was .33 to 1.

5 - COMMITMENTS AND CONTINGENCIES

The Company sub-leases its offices from its owner, Agis Holdings, LLC under a non-cancelable operating lease. The Company occupies 65% of total office space at 17 State Street, 11th Floor, New York, New York. The space is leased by Agis Holdings, LLC from an unrelated company. Future minimum rentals are as follows:

Years Ending December 31:

2009	$ 259,340
2010	259,340
2011	259,340
2012	259,340
2013	259,340
Thereafter	216,117
	$1,512,817

5 - COMMITMENTS (CONT'D).

The lease provides for the tenant to pay its portion of insurance, real estate taxes, utilities, building maintenance and certain other costs.

Rent expense charged to operations associated with the Company's offices for the year ended December 31, 2008, amounted to $225,290 which has been included in occupancy.

In addition, the Company has a five year cancelable license and service agreement with Nexus Trading Network, LLC on an as needed basis to provide research and development of computer software. The fees paid for services will vary based on man hours and users. During the year ended December 31, 2008, the Company incurred research and development costs of $1,164,500 under the agreement. These costs were charged to expenses and included in other operating expenses.

6 - CONCENTRATION OF CREDIT RISK

In the normal course of business, the Company enters into financial transactions where the risk of potential loss due to changes in market or failures of the other party to the transaction to perform exceeds the amounts recorded for the transactions.

The Company's policy is to continuously monitor its exposure to market and counter-party risk through the use of a variety of financial position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the customer and/or other counter-party with which it conducts its business.

As of December 31, 2008, no customer accounts have been opened.

MOMENTUM TRADING PARTNERS, LLC
FORMERLY RICHMOND SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)
SUPPLEMENTARY INFORMATION
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C3-1
AS OF DECEMBER 31, 2008

COMPUTATION OF NET CAPITAL

Total member's equity		$1,640,851
Less: Non allowable assets		
Property, equipment, and software, net	403,794	
Other assets	297,477	
		701,271
Net Capital		939,580

CONSOLIDATED COMPUTATION OF BASIC NET CAPITAL REQUIRED

Minimum net capital required 6-2/3% of $310,823 pursuant to Rule 15C3-1	20,722
Minimum dollar net capital requirement of reporting broker/dealer	5,000
Minimum net capital requirements of broker/dealer	5,000
EXCESS NET CAPITAL	918,858
EXCESS NET CAPITAL AT 1,000 %	908,498
AGGREGATE INDEBTEDNESS	310,823
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	**0.33**

See independent auditors' report.

MOMENTUM TRADING PARTNERS, LLC
FORMERLY RICHMOND SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)
SUPPLEMENTARY INFORMATION
COMPUTATION OF RESERVE FORMULA PURSUANT TO RULE 15C3-3
FOR THE YEAR ENDED DECEMBER 31, 2008

EXEMPTION CLAIMED UNDER RULE 15C3-3(k)(2)(ii)

See independent auditors' report.

MOMENTUM TRADING PARTNERS, LLC
FORMERLY RICHMOND SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)
SUPPLEMENTARY INFORMATION
RECONCILIATION BETWEEN THE AUDITED AND UNAUDITED
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

	Audited	Focus Report Unaudited	Difference
CURRENT ASSETS:			
Cash	$ 579,542	$ 579,542	$ -0-
Commissions receivable	670,861	670,861	-0-
Property and equipment, net	403,794	-0-	(b) 403,794
Other assets	297,477	69,776	(a) 227,701
Total Assets	**$1,951,674**	**$1,320,179**	**$ 631,495**

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES			
Accounts payable, accrued expenses and other liabilities	$ 310,823	$ 91,367	(c)$ 219,456
Total Liabilities	310,823	91,367	219,456
MEMBER'S EQUITY			
Total member's equity	1,640,851	1,228,813	(d)$ 412,038
Total Liabilities and Member's Equity	**$1,951,674**	**$1,320,180**	**$ 631,494**

(a) Audit adjustment for security deposit on office space of $267,644 and misclassification of prepaid expense of $39,943.

(b) Audit adjustment for misposting of property and equipment and software of $434,390 and adjustment for depreciation and amortization of equipment of $30,596.

(c) Adjustment for various accrual not recorded by broker on focus report.

(d) Summary of all adjustments.

See independent auditors' report.

MOMENTUM TRADING PARTNERS, LLC
FORMERLY RICHMOND SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)
SUPPLEMENTARY INFORMATION
RECONCILIATION OF COMPUTATION OF NET CAPITAL
WITH FOCUS REPORT FORM X-17A-5(A), PART IIA
AS OF DECEMBER 31, 2008

Net capital as reported on the Focus Report, Part IIA	$ 1,159,037
Adjustments	219,457
Net capital as adjusted and as reported per audited financial statements	$ 939,580

The difference between the auditors' net capital and the net capital reported by the broker is primarily due to an adjustment for various accruals and rounding. The audited report reflects the (adjusted) actual balances and revised estimates available subsequent to the previous filing. In order for Momentum Trading Partners, LLC to file Form X-17a-5(a) in a timely manner, certain amounts require estimates.

See independent auditors' report.

MICELI & KOENIG CPAS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Member and Board of Directors of
Momentum Trading Partners, LLC
Formerly Richmond Securities, LLC
(A Limited Liability Company)
New York, New York

In planning and performing our audit of the financial statements of Momentum Trading Partners, LLC ("The Company") as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(1)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

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Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and may not be detected. Also, protection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the Commission's objectives.

This report is intended solely for the use of Board of Directors, management, the Securities and Exchange Commission, Financial Industry Regulatory Authority, and other regulatory agencies which rely on Rule 17a(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

MICELI & KOENIG, CPAs, P.C.

Syosset, New York
February 23, 2009

MOMENTUM TRADING PARTNERS, LLC
FORMERLY RICHMOND SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)
FINANCIAL STATEMENTS
DECEMBER 31, 2008